UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): **August 25, 2003**

Boykin Lodging Company
(Exact Name of Registrant as Specified in its Charter)

Ohio	**001-11975**	**34-1824586**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Guildhall Building, Suite 1500, 45 W. Prospect Avenue, Cleveland, Ohio	**44115**
(Address of Principal Executive Offices)	(Zip Code)

(216) 430-1200
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

TABLE OF CONTENTS

This Form 8-K/A is being filed to report additional financial information regarding the acquisition of Radisson Suite Beach Resort on Marco Island, Florida, which was reported in a Form 8-K, filed September 4, 2003, which this form amends.

ITEM 2. ACQUISITION OR DISPOSITION OF ASSETS

On August 25, 2003, Boykin Lodging Company ("Boykin" or the "Company") acquired the 233-suite Radisson Suite Beach Resort (the "Resort") located on Marco Island, Florida, for a price of $27.25 million from MeriStar Hospitality Corporation, an unrelated third party. The purchase price for the Resort was the result of arms-length negotiations. Boykin obtained the funds for the acquisition utilizing availability under its then existing credit facility. The Resort will be managed by Boykin Management Company Limited Liability Company under a management agreement which expires December 31, 2004 and is cancelable by Boykin without penalty upon providing 90 days notice.

The Resort is situated along the Gulf of Mexico on Florida's Marco Island, just south of Naples. The 233 deluxe one- and two-bedroom suites are centered on a courtyard and all contain screened balconies and views of the Gulf. Other amenities of the property include meeting areas capable of accommodating both large and small groups, an outdoor pool and whirlpool, fine dining and poolside restaurants, a lounge and other resort amenities.

Certain matters discussed within this press release may contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding the Company, including those statements regarding the Company's and management's beliefs and expectations. Except for historical information, the matters discussed in this release are forward- looking statements that involve risks and uncertainties that may cause results to differ materially from those set forth in those statements. Among other things, factors that could cause actual results to differ materially from those expressed in such forward-looking statements include financial performance, real estate conditions, execution of hotel acquisition programs, changes in local or national economic conditions, and other similar variables and other matters disclosed in the Company's filings with the SEC, which can be found on the SEC's website at http://www.sec.gov.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(a) Financial Statements of Business Acquired.

The financial statements of the Radisson Suite Beach Resort as of December 31, 2002 and 2001 and for the years then ended are set forth in this Report.

RADISSON SUITE BEACH RESORT ON MARCO ISLAND

Combined Financial Statements

June 30, 2003 (unaudited), December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

2

Independent Auditors' Report

To MeriStar Hospitality Corporation:

We have audited the accompanying combined balance sheets for the Radisson Suite Beach Resort on Marco Island (the Hotel), which is wholly-owned by a subsidiary of MeriStar Hospitality Operating Partnership (MHOP), as of December 31, 2002 and 2001, and the related combined statements of operations, net assets and cash flows for the years then ended. These financial statements are the responsibility of the management of MeriStar Hospitality Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Hotel as of December 31, 2002 and 2001, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

August 22, 2003

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RADISSON SUITE BEACH RESORT ON MARCO ISLAND

Combined Balance Sheets

June 30, 2003 (unaudited), December 31, 2002 and 2001

	June 30 2003	December 31 2002	2001
	(unaudited)		
Assets			
Investments in hotel property	$26,451,386	$53,485,908	$52,783,805
Accumulated depreciation	—	(8,002,880)	(6,012,231)
	26,451,386	45,483,028	46,771,574
Inventories	64,638	65,318	48,588
Prepaid expenses and other assets	103,731	294,301	187,380
Accounts receivable, net of allowance for doubtful accounts ($0 in 2003 (unaudited) and 2002 and $25,533 in 2001)	288,428	295,282	223,109
Cash	269,066	210,272	199,316
Total assets	$27,177,249	$46,348,201	$47,429,967
Liabilities and Net Assets			
Liabilities:			
Accounts payable and accrued expenses	$ 814,198	$ 518,361	$ 486,705
Due to Interstate Hotels & Resorts, Inc.	63,304	142,585	110,808
Advance deposits	57,868	51,018	48,954
Total liabilities	935,370	711,964	646,467
Net assets	26,241,879	45,636,237	46,783,500
	$27,177,249	$46,348,201	$47,429,967

See accompanying notes to combined financial statements.

4

RADISSON SUITE BEACH RESORT ON MARCO ISLAND

Combined Statements of Operations

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002 and 2001

	Six months ended June 30		Years ended December 31	
	2003	2002	2002	2001
	(unaudited)			
Revenue:				
Hotel operations:				
Rooms	$ 5,851,094	$5,298,384	$ 8,210,140	$10,127,570
Food and beverage	1,184,038	1,039,849	1,742,302	2,275,702
Other hotel operations	857,022	661,728	1,214,048	1,372,944
Total revenue	7,892,154	6,999,961	11,166,490	13,776,216
Hotel operating expenses:				
Rooms	1,243,461	1,104,243	2,086,144	2,289,390
Food and beverage	983,204	883,477	1,620,411	2,023,235
Other hotel operating expenses	656,419	465,015	918,459	951,784
Other operating expenses:				
General and administrative	1,118,609	1,067,559	1,970,801	2,100,759
Property operating costs	921,152	913,368	1,679,872	1,903,961
Depreciation	1,016,817	993,400	1,990,649	1,945,876
Management fees	197,304	175,019	279,162	344,405
Loss on asset impairment	18,074,937	—	—	—
Property taxes, insurance and other	511,470	390,550	910,642	764,953
Operating expenses	24,723,373	5,992,631	11,456,140	12,324,363
Net (loss) income	$(16,831,219)	$1,007,330	$ (289,650)	$ 1,451,853

See accompanying notes to combined financial statements.

5

RADISSON SUITE BEACH RESORT ON MARCO ISLAND

Combined Statements of Net Assets

Six Months Ended June 30, 2003 (unaudited)

and Years Ended December 31, 2002 and 2001

Balance at December 31, 2000	$ 47,996,071
Distributions	(2,664,424)
Net income	1,451,853
Balance at December 31, 2001	46,783,500
Distributions	(857,613)
Net loss	(289,650)
Balance at December 31, 2002	45,636,237
Distributions (unaudited)	(2,563,139)
Net loss (unaudited)	(16,831,219)
Balance at June 30, 2003 (unaudited)	$ 26,241,879

See accompanying notes to combined financial statements.

6

RADISSON SUITE BEACH RESORT ON MARCO ISLAND

Combined Statements of Cash Flows

Six Months Ended June 30, 2003 and 2002 (unaudited)

and Years Ended December 31, 2002 and 2001

	Six Months Ended June 30		Years Ended December 31	
	2003	2002	2002	2001
	(unaudited)			
Operating activities:				
Net (loss) income	$(16,831,219)	$ 1,007,330	$ (289,650)	$ 1,451,853
Adjustments to reconcile net (loss) income to net cash provided by operating activities:				
Depreciation	1,016,817	993,400	1,990,649	1,945,876
Loss on asset impairment	18,074,937	—	—	—
Changes in operating assets and liabilities:				
Inventories	680	(10,744)	(16,730)	(48,588)
Prepaid expenses and other assets	190,570	(28,029)	(106,921)	(187,380)
Accounts receivable	6,854	108,344	(72,173)	(223,109)
Due to Interstate Hotels & Resorts, Inc.	(79,281)	1,483	31,777	554,948
Accounts payable, accrued expenses and advance deposits	302,687	438,541	33,720	337,615
Net cash provided by operating activities	2,682,045	2,510,325	1,570,672	3,831,215
Investing activities:				
Investments in hotel property	(60,112)	(324,098)	(702,103)	(967,475)
Net cash used in investing activities	(60,112)	(324,098)	(702,103)	(967,475)
Financing activities:				
Distributions	(2,563,139)	(2,200,324)	(857,613)	(2,664,424)
Net cash used in financing activities	(2,563,139)	(2,200,324)	(857,613)	(2,664,424)
Net increase (decrease) in cash	58,794	(14,097)	10,956	199,316
Cash beginning of year	210,272	199,316	199,316	—
Cash end of year	$ 269,066	$ 185,219	$ 210,272	$ 199,316

See accompanying notes to combined financial statements.

(1) Significant Accounting Policies

(a)   ***Description of Business***

The Radisson Suite Beach Resort on Marco Island, Florida (the Hotel) is a full-service hotel with 268 rooms. The hotel is owned by MeriStar Sub 5H, LLC (the MeriStar Sub), a wholly-owned subsidiary of MeriStar Hospitality Operating Partnership, L.P. (MHOP), which is a subsidiary of MeriStar Hospitality Corporation (MeriStar). MeriStar is a real estate investment trust (REIT) under the Internal Revenue Code and owns and operates a portfolio of 100 hotels. MeriStar Hotel Lessee, Inc., a taxable REIT subsidiary (the TRS) wholly-owned by MHOP, leases the Hotel from the MeriStar Sub and records the results of the Hotel's operations.

As further described in note 1(h), the Hotel is managed by a subsidiary of Interstate Hotels & Resorts, Inc. (Interstate) through an agreement with the TRS. MeriStar and Interstate have one common director, the Chairman of the Board.

(b)   ***Basis of Preparation***

The financial statements combine the MeriStar Sub's investment in the hotel property and the Hotel operations recorded by the TRS since both parties are controlled by MHOP. Transactions conducted between the two companies, including lease payments, are eliminated when combined. The Hotel generates cash from its operations, which in turn is used to fund its operations, capital expenditures, and real estate tax payments. Any excess cash is distributed to MHOP.

MHOP pays certain costs on behalf of the Hotel, including insurance, property taxes and certain other general and administrative expenses. Insurance costs are allocated to each of the hotels that MHOP owns. Property insurance is allocated based on various factors, including replacement costs and the level of business interruption coverage. General liability and worker's compensation insurance is allocated based on average losses at each individual hotel and the amount of total revenues at each individual hotel compared to the total MeriStar portfolio of revenues. Total general liability and property insurance expense allocated during 2002 and 2001 was $452,574 and $319,056, respectively, and is included in property taxes, insurance and other in the combined statements of operations. Total worker's compensation insurance allocated during 2002 and 2001 was $91,012 and $116,431, respectively, and is included in property operating costs in the combined statements of operations.

MeriStar provides certain corporate administrative functions, which indirectly benefit all hotels in its portfolio, including corporate human resource administration, corporate legal services, corporate finance services, and asset management. The costs associated with these functions cannot be specifically identified with any individual hotel in MeriStar's portfolio. The Hotel's "General and Administrative" expenses therefore included an allocation of MeriStar's corporate overhead costs totaling $37,553 and $41,474 for the years ended December 31, 2002 and 2001, respectively. These costs were allocated based upon the total number of hotels in the MeriStar portfolio during those time periods.

8

The Hotel is allocated capitalized interest on MeriStar's debt obligations based on the amount of renovations completed each year as compared to renovations at all of MeriStar's other owned hotels. Total capitalized interest allocated during 2002 and 2001 was $81,758 and $39,394, respectively, and is included in the investments in hotel property in the combined balance sheets. Interest expense is not allocated to the Hotel as there is no debt directly related to the Hotel and MeriStar has not historically allocated interest expense to each of its individual hotels. Both the TRS and the MeriStar Sub are two of many guarantor subsidiaries for certain debt at MeriStar and MHOP.

Management of the hotel believes that the allocations described above are reasonable; however, costs incurred for the services allocated to the Hotel by MHOP may have differed had the Hotel operated under a different structure during the reporting periods.

(c)   *Use of Estimates*

Preparing financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from these estimates.

(d)   *Investments in Hotel Property*

Investments in hotel property are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The estimated life of the building and improvements is 40 years, while furniture and fixtures is five to seven years.

(e)   *Impairment of Long-Lived Assets*

MHOP adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," on January 1, 2002. The provisions of SFAS No. 144 require that whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may be impaired that an analysis be performed to determine the recoverability of the asset's carrying value. MHOP makes estimates of the undiscounted cash flows from the expected future operations or potential sale of the asset. If the analysis indicates that the carrying value is not recoverable from these estimates of cash flows, MHOP writes down the asset to estimated fair value and recognizes an impairment loss at the MeriStar Sub level.

(f)   *Inventories*

Inventories, consisting primarily of food and beverage, are stated at the lower of cost or market. Cost is determined generally by the first-in, first-out method.

(g)   *Income Taxes*

Income taxes are recognized pursuant to SFAS No. 109, "Accounting for Income Taxes" and have been allocated to the TRS operations as though the operations of the TRS were operated on a stand-alone basis. Deferred income taxes reflect the tax consequences on future years of differences between the tax and financial reporting bases of assets and liabilities. No income tax provision has been calculated on the MeriStar Sub, as the MeriStar Sub is a multi-member limited liability company, which is taxed as a partnership and therefore is not subject to income tax.

(h)   *Management Agreement*

In October 1998, the TRS entered into a management agreement with a subsidiary of Interstate to manage the hotel for 10 years. The management fee is equal to a specified percentage of aggregate hotel operating revenues, increased or reduced, as the case may be, by 20% of the positive or negative difference between:

  •   The actual excess of total operating revenues over total operating expenses; and

  •   A projected excess of total operating revenues over total operating expenses.

The total management fee for any fiscal year will not be less than 2.5% or greater than 4.0% of aggregate hotel operating revenues. The TRS incurred $279,162 and $344,405 of management fees for the years ended December 31, 2002 and 2001, respectively.

(i)   *Revenue Recognition*

The Hotel recognizes revenues as hotel services are delivered.

(2)   Investments in Hotel Property

Investments in hotel property consisted of the following as of December 31, 2002 and 2001:

	2002	2001
Land	$ 7,119,902	$ 7,119,902
Building and improvements	38,616,056	37,494,914
Furniture and fixtures	7,402,788	7,247,134
Construction in progress	347,162	921,855
	53,485,908	52,783,805
Accumulated depreciation	(8,002,880)	(6,012,231)
	$45,483,028	$46,771,574

RADISSON SUITE BEACH RESORT ON MARCO ISLAND

Notes to Combined Financial Statements

December 31, 2002 and 2001

(3)   Income Taxes

Deferred income taxes allocated to the TRS operations reflect the net effects of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

	2002	2001
Net operating loss carryforwards	$ 295,703	$ 32,076
Valuation allowance	(295,703)	(32,076)
Net deferred tax asset	$ —	$ —

Based on projections of the TRS's operations and the ability to utilize the net operating loss carryforwards, a valuation allowance has been recorded to reduce the carrying value of the net operating loss carryforward deferred tax asset to zero at December 31, 2002 and 2001. As there is no capital tax in the state of Florida, there is no current income tax for 2002 and 2001. The TRS's effective income tax rate is 35%.

(4)   Related Party Transactions

In the normal course of managing the hotel, Interstate incurs operating costs, which are reimbursed by the Hotel. The balance due to Interstate of $142,585 and $110,808 at December 31, 2002 and 2001, respectively, included amounts due for management fees, and reimbursements due for insurance, employee benefits, sales and marketing expenses, and other miscellaneous operating expenses. These amounts do not bear interest and are normally paid within 30 days.

(5)   Subsequent Event (unaudited)

On August 25, 2003, MHOP sold the Hotel to Boykin Marco LLC, an indirect, majority owned subsidiary of Boykin Lodging Company (NYSE: BOY) for $27,250,000. During the second quarter of 2003, MHOP revised its expected holding period of the Hotel, which resulted in an impairment loss of $18,074,937.

11

(b)   Pro Forma Financial Information.

The accompanying unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2003, is presented as if the acquisition of the Radisson Suite Beach Resort and the sale of the Springfield hotel occurred on June 30, 2003. The Springfield hotel was sold in July 2003 and was not classified as held for sale as of June 30, 2003 as the sale of the property required the lender of the underlying term loan to grant a release. The release was granted in July 2003.

The unaudited Pro Forma Condensed Consolidated Statements of Operations for the six months ended June 30, 2003 and for the year ended December 31, 2002 assume that the acquisition of the Radisson Suite Beach Resort and the sale of the Springfield hotel occurred on January 1, 2002.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the consolidated financial statements and related footnotes included in Boykin Lodging Company's 2002 Annual Report on Form 10-K and Boykin Lodging Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

THE FOLLOWING UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION IS PRESENTED FOR ILLUSTRATIVE PURPOSES ONLY AND IS NOT NECESSARILY AN INDICATION OF THE FUTURE FINANCIAL POSITION OR RESULTS OF OPERATIONS OF BOYKIN LODGING COMPANY.

12

BOYKIN LODGING COMPANY
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2003
(unaudited, amounts in thousands, except share data)

	(a) Boykin Lodging Company Historical	(b) Springfield	(c) Radisson Suite Beach Resort	Boykin Lodging Company Pro Forma
		Pro Forma Adjustments		
ASSETS				
Investment in hotel properties	$ 613,347	(8,956)	28,302**(d)**	$ 632,693
Accumulated depreciation	(144,963)	2,651	—	(142,312)
Investment in hotel properties, net	468,384	(6,305)	28,302	490,381
Cash and cash equivalents	17,313	1,490**(e)**	31	18,834
Restricted cash	16,113	—	—	16,113
Accounts receivable, net of allowance for doubtful accounts of $195	21,763	(120)	21	21,664
Rent receivable from lessees	332	—	—	332
Inventories	1,898	(40)	—	1,858
Deferred financing costs and other, net	2,050	—	15	2,065
Investment in unconsolidated joint ventures	16,700	—	—	16,700
Other assets	8,367	(141)	(655)**(f)**	7,571
	$ 552,920	(5,116)	27,714	$ 575,518
LIABILITIES AND SHAREHOLDERS' EQUITY				
Borrowings against credit facility	$ 4,000	(4,000)**(e)**	26,504	$ 26,504
Term notes payable	259,832	—	—	259,832
Accounts payable and accrued expenses	36,696	(938)**(e)**	1,210	36,968
Accounts payable to related party	923	—	—	923
Dividends/distributions payable	1,188	—	—	1,188
Due to lessees	113	—	—	113
Deferred lease revenue	284	—	—	284
Minority interest in joint ventures	2,403	—	—	2,403
Minority interest in operating partnership	12,457	(27)**(g)**	—	12,430
SHAREHOLDERS' EQUITY:				
Preferred shares, without par value; 10,000,000 shares authorized; 181,000 shares issued and outstanding (liquidation preference of $45,250)	—	—	—	--
Common shares, without par value; 40,000,000 shares authorized; 17,340,050 outstanding	—	—	—	--
Additional paid-in capital	357,298	—	—	357,298
Distributions and losses in excess of income	(120,500)	(151)**(g)**	—	(120,651)
Unearned compensation – restricted shares	(1,774)	—	—	(1,774)
Total shareholders' equity	235,024	(151)	—	234,873
	$ 552,920	(5,116)	27,714	$ 575,518

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BOYKIN LODGING COMPANY
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2003
(unaudited, amounts in thousands, except for per share data)

	(a) Boykin Lodging Company Historical	(h) Springfield	(i) Radisson Suite Beach Resort	Boykin Lodging Company Pro Forma
		Pro Forma Adjustments		
Revenues:				
Hotel revenues				
Rooms	$ 76,555	(1,481)	5,851	$ 80,925
Food and beverage	36,992	(851)	1,184	37,325
Other	6,401	(56)	857	7,202
Total hotel revenues	119,948	(2,388)	7,892	125,452
Lease revenue	674	—	—	674
Revenues from condominium development and unit sales	17,096	—	—	17,096
Total revenues	137,718	(2,388)	7,892	143,222
Expenses:				
Hotel operating expenses				
Rooms	19,357	(522)	1,243	20,078
Food and beverage	26,967	(816)	983	27,134
Other direct	4,075	(45)	656	4,686
Indirect	37,003	(1,294)	2,040	37,749
Management fees to related party	2,151	—	—	2,151
Management fees to third parties	1,254	(72)	237**(j)**	1,419
Total hotel operating expenses	90,807	(2,749)	5,159	93,217
Property taxes, insurance and other	8,610	(109)	511	9,012
Cost of condominium development and unit sales	11,685	—	—	11,685
Real estate related depreciation and amortization	16,074	(238)	398**(k)**	16,234
Corporate general and administrative	3,822	(1)	—	3,821
Total operating expenses	130,998	(3,097)	6,068	133,969
Operating income (loss)	6,720	709	1,824	9,253
Interest income	119	—	—	119
Other income	191	—	—	191
Interest expense	(8,697)	—	(603)**(l)**	(9,300)
Amortization of deferred financing costs	(1,409)	—	—	(1,409)
Minority interest in earnings of joint ventures	(39)	—	—	(39)
Minority interest in loss of operating partnership	1,288	(107)	(184)**(m)**	997
Equity in loss of unconsolidated joint ventures	(709)	—	—	(709)
Loss from continuing operations	$ (2,536)	602	1,037	$ (897)
Loss from continuing operations per share:				
Basic	$ (0.15)			$ (0.05)
Diluted	$ (0.15)			$ (0.05)
Weighted average number of common shares outstanding:				
Basic	17,328			17,328
Diluted	17,418			17,418

14

BOYKIN LODGING COMPANY
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
(unaudited, amounts in thousands, except for per share data)

| | | Pro Forma Adjustments | | |
	(n) Boykin Lodging Company Historical	(o) Previously reported dispositions	(i) Radisson Suite Beach Resort	Boykin Lodging Company Pro Forma
Revenues:				
Hotel revenues				
Rooms	$162,479	(11,324)	8,210	$159,365
Food and beverage	76,939	(4,071)	1,742	74,610
Other	13,371	(333)	1,214	14,252
Total hotel revenues	252,789	(15,728)	11,166	248,227
Lease revenue	4,730	—	—	4,730
Revenues from condominium development and unit sales	8,715	—	—	8,715
Total revenues	266,234	(15,728)	11,166	261,672
Expenses:				
Hotel operating expenses				
Rooms	40,638	(3,293)	2,086	39,431
Food and beverage	54,169	(3,346)	1,620	52,443
Other direct	8,501	(238)	918	9,181
Indirect	74,332	(5,166)	3,651	72,817
Management fees to related party	4,351	(378)	—	3,973
Management fees to third parties	3,059	(145)	335**(j)**	3,249
Total hotel operating expenses	185,050	(12,566)	8,610	181,094
Property taxes, insurance and other	15,901	(771)	911	16,041
Cost of condominium development and unit sales	6,474	—	—	6,474
Real estate related depreciation and amortization	30,174	(1,460)	796**(k)**	29,510
Corporate general and administrative	6,714	(37)	—	6,677
Total operating expenses	244,313	(14,834)	10,317	239,796
Operating income (loss)	21,921	(894)	849	21,876
Interest income	357	—	—	357
Other income	1,095	—	—	1,095
Interest expense	(20,011)	709	(1,285)**(p)**	(20,587)
Amortization of deferred financing costs	(2,182)	56	—	(2,126)
Minority interest in (earnings) loss of joint ventures	(133)	—	—	(133)
Minority interest in loss of operating partnership	640	19	66**(q)**	725
Equity in loss of unconsolidated joint ventures	(2,040)	—	—	(2,040)
Loss from continuing operations	$ (353)	(110)	(370)	$ (833)
Loss from continuing operations per share:				
Basic	$ (0.02)			$ (0.05)
Diluted	$ (0.02)			$ (0.05)
Weighted average number of common shares outstanding:				
Basic	17,248			17,248
Diluted	17,383			17,383

(a) Represents unaudited financial statements as of and for the six months ended June 30, 2003 as filed on Form 10-Q.

(b) Reflects the removal of the assets and liabilities associated with the hotel in Springfield, as well as the receipt of sale proceeds.

(c) Represents the purchase of the Radisson Suite Beach Resort as if it had occurred on June 30, 2003. The acquisition was financed with borrowings from the Company's then existing credit facility.

(d) The purchase price allocation to land, building and furniture, fixtures and equipment is $14.6 million, $12.6 million, and $1.1 million, respectively. The cost of the acquired assets and acquired or assumed liabilities described in this form 8-K/A have been allocated on their respective fair values. The purchase allocation adjustments made in connection with the development of the unaudited pro forma condensed consolidated financial statements are based on the information available at this time. Subsequent adjustments and refinements to the allocation may be made based on additional information.

(e) Net proceeds from the sale of approximately $6.2 million were used to pay off the outstanding balance of the Company's existing credit facility ($4.0 million), to pay a termination fee to Hilton Hotels Corporation as agreed to in the Modification Agreement entered into on April 30, 2003 ($0.7 million), and for general corporate purposes.

(f) Amount represents costs incurred by the Company as of June 30, 2003 related to the acquisition. These costs were capitalized upon closing of the acquisition and are included in the investment in hotel properties line.

(g) Reflects the estimated impact of the sale on minority interest and shareholders' equity as if the transaction took place on June 30, 2003. The actual impact of the transaction is based upon the carrying value of the assets at the time of the transaction.

(h) Reflects the removal of the earnings activity of the Springfield hotel as if the disposition had occurred on January 1, 2002. The gain on sale is not reflected in the pro forma condensed consolidated statements of operations. The actual gain on the disposition was approximately $0.1 million.

(i) Represents the historical hotel operations of the Radisson Suite Beach Resort for the six months ended June 30, 2003 and for the year ended December 31, 2002, except as noted.

(j) Amount represents the management fees which would have been incurred by the Company pursuant to the management agreement entered into in conjunction with the acquisition and is calculated as three percent of total hotel revenues.

(k) Real estate related depreciation and amortization is calculated on the operating real and personal property acquired. Depreciation is computed using the straight-line method and is based upon the estimated useful life of thirty years for building and three years for furniture, fixtures and equipment. The depreciable basis allocated to building and furniture, fixtures and equipment is $12,605 and $1,127 resulting in depreciation of $210 and $188, respectively for the six months ended June 30, 2003. For the year ended December 31, 2002, utilizing the same depreciable basis, depreciation of building and furniture, fixtures and equipment is $420 and $376, respectively.

(l) Represents interest expense on $26,504 of borrowings against the Company's facility as funding for the acquisition. The interest is based on the Company's weighted average interest rate for the first six months of 2003 on the credit facility of approximately 4.8%, and is net of estimated unused commitment fees of $33.

(m) Represents the minority interest effect of the Radisson Suite Beach Resort acquisition. Minority interest is calculated by using the Company's weighted average minority interest percentage for the six months ended June 30, 2003 of 15.1%.

Pro forma income from continuing operations from Radisson Suite Beach Resort acquisition	$1,824
Less: Interest expense on assumed draw on credit facility	(603)
Pro forma income from continuing operations attributable to minority interest	1,221
Weighted average minority interest percentage	15.1%
Minority interest	$ 184

(n) Represents audited financial statements for the year ended December 31, 2002 as filed on Form 10-K with certain amounts having been reclassified to conform to current year presentation.

(o) Reflects the removal of the earnings activity for the four properties which were sold during 2003: Hilton Knoxville, Hampton Inn Cornelius, Holiday Inn Cornelius and Springfield. These amounts were previously disclosed, by property, in an 8-K filed on August 1, 2003, but have been combined in this report to focus on the impact of the acquisition of the Radisson Suite Beach Resort.

(p) Represents interest expense on $26,504 of borrowings against the Company's facility as funding for the acquisition. The interest is based on the Company's weighted average interest rate for 2002 on the credit facility of approximately 5.1%, and is net of estimated unused commitment fees of $67.

(q) Represents the minority interest effect of the Radisson Suite Beach Resort acquisition. Minority interest is calculated by using the Company's weighted average minority interest percentage for the year ended December 31, 2002 of 15.1%.

Pro forma income from continuing operations from Radisson Suite Beach Resort acquisition	$ 849
Less: Interest expense on assumed draw on credit facility	(1,285)
Pro forma loss from continuing operations attributable to minority interest	(436)
Weighted average minority interest percentage	15.1%
Minority interest	$ (66)

(c) Exhibits.

The following exhibit is included in this report:

Exhibit 23.1   Consent of KPMG


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


BOYKIN LODGING COMPANY


By: /s/ Shereen P. Jones
_____

Shereen P. Jones
Executive Vice President, Chief Financial and
Investment Officer

Date: November 7, 2003.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of KPMG LLP